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                                  EXHIBIT 99.21


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES - OXLEY ACT OF 2002


          In connection with the annual report of Kinross Gold Corporation (the "Company") on Form 40-F for the year ended December 31, 2002, Brian W. Penny hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

          1. The annual report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

          2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.



May 20, 2003                                /s/ Brian W. Penny
   (Date)                                   ------------------------------------
                                            Brian W. Penny
                                            Chief Financial Officer (principal
                                            financial and accounting officer)